CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATIONS

OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF

CONVERSION SERVICES INTERNATIONAL, INC.,

a Delaware Corporation

Conversion Services International, Inc. (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

1.  The Corporation filed a Certificate of Designations of Preferences, Rights and Limitations of Series B Convertible Preferred Stock of the Corporation on August 11, 2006 (the "Certificate of Designations") setting forth the rights of a series of preferred stock designated as Series B Convertible Preferred Stock.

2.  The Amendment to the Certificate of Designations set forth below was duly adopted in accordance with the provisions of the DGCL.

3.  The Certificate of Designations is hereby amended as follows:

a.	Section 4 of the Certificate of Designations is deleted in its entirety and replaced with the following:

“Liquidation. In the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company approved by a majority of the Company’s Board of Directors as it exists prior to such transaction, and as such the transaction must be within the Company’s control, the Holders shall be entitled to receive an amount equal to the Stated Value per share of the Preferred Stock, plus any declared but unpaid dividends payable on the Preferred Stock, before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be distributed among the Holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.  In the event that the Company effects a sale of substantially all of its assets or the acquisition of the Company by another entity by way or merger or consolidation that has been approved by a majority of the Company’s Board of Directors as it exists prior to such transaction, acting in good faith, and as such the transaction must be within the Company’s control, such action shall be deemed a voluntary liquidation for purposes of this Section.  In no event shall any of the following be deemed a voluntary liquidation, dissolution or winding up of the affairs of the Company: any hostile takeover, any sale of all or substantially all of the Company’s assets, any merger or consolidation, or any other change in control that is not approved by a majority of the Company’s Board of Directors as it exists prior to such transaction, acting in good faith, and as such the transaction must be within the Company’s control.”

b.	Section 5(e)(v) of the Certificate of Designations is deleted in its entirety and replaced with the following:

“In case of any reclassification of the Common Stock, or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property (other than compulsory share exchanges which constitute Change of Control Transactions), the Holders of the Preferred Stock then outstanding shall have the right thereafter to convert such shares only into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such reclassification or share exchange, and the Holders of the Preferred Stock shall be entitled upon such event to receive such amount of securities, cash or property as a holder of the number of shares of Common Stock of the Company into which such shares of Preferred Stock could have been converted immediately prior to such reclassification or share exchange would have been entitled. This provision shall similarly apply to successive reclassifications or share exchanges. The transactions contemplated by this subparagraph (v) must be approved by the majority of the Company’s Board of Directors as it exists prior to the effect of the transaction before the transaction can occur, and as such the transaction must be in the Company’s control.”

c.	Section 5(e)(vi) of the Certificate of Designations is deleted in its entirety and replaced with the following:

“In case of any merger or consolidation of the Company with or into another Person, or sale by the Company of more than one-half of the assets of the Company (on an as valued basis) in one or a series of related transactions, a Holder shall have the right thereafter to (A) convert its shares of Preferred Stock into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such merger, consolidation or sales would have been entitled or (B) in the case of a merger or consolidation, (x) require the surviving entity to issue shares of convertible preferred stock or convertible debentures with such aggregate stated value or in such face amount, as the case may be, equal to the Stated Value of the shares of Preferred Stock then held by such Holder, plus all accrued and unpaid dividends and other amounts owing thereon, which newly issued shares of preferred stock or debentures shall have terms identical (including with respect to conversion) to the terms of the Preferred Stock (except, in the case of debentures, as may be required to reflect the differences between debt and equity) and shall be entitled to all of the rights and privileges of a Holder of Preferred Stock set forth herein and the agreements pursuant to which the Preferred Stock was issued (including, without limitation, as such rights relate to the acquisition, transferability, registration and listing of such shares of stock other securities issuable upon conversion thereof), and (y) simultaneously with the issuance of such convertible preferred stock or convertible debentures, shall have the right to convert such instrument only into shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale. In the case of clause (B), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible debentures shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction, the Conversion Ratio immediately prior to the effectiveness or closing date for such transaction and the Applicable Conversion Price stated herein. The terms of any such merger, sale or consolidation shall include such terms so as continue to give the Holders the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events. The transactions contemplated by this subparagraph (v) must be approved by the majority of the Company’s Board of Directors as it exists prior to the effect of the transaction before the transaction can occur, and as such the transaction must be in the Company’s control.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 28th day of June, 2007.

/s/ Scott Newman
Scott Newman
President and Chief Executive Officer